UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

SIZELER PROPERTY INVESTORS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

830137105

(CUSIP number)

Malcolm F. MacLean IV

c/o Mercury Real Estate Advisors LLC

100 Field Point Road

Greenwich, CT 06830

(203) 869-9191

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 14, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 830137105	13D/A	Page 2 of 11 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mercury Real Estate Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,904,139 8 SHARED VOTING POWER —0— 9 SOLE DISPOSITIVE POWER 1,904,139 10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,904,139
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – Limited Liability Company

*	All percentage ownership reported in this Schedule 13D is based on 21,467,074 shares of common stock outstanding, as reported by the Issuer (as defined below) in its 10-Q, filed with the Securities and Exchange Commission on August 9, 2006.

CUSIP No. 830137105	13D/A	Page 3 of 11 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David R. Jarvis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,904,139 8 SHARED VOTING POWER —0— 9 SOLE DISPOSITIVE POWER 1,904,139 10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,904,139
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 830137105	13D/A	Page 4 of 11 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Malcolm F. MacLean IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,904,139 8 SHARED VOTING POWER —0— 9 SOLE DISPOSITIVE POWER 1,904,139 10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,904,139
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 830137105	13D/A	Page 5 of 11 pages

This Amendment No. 4 (the “Amendment”) amends and supplements the Schedule 13D filed on October 24, 2005 as amended on November 3, 2005, November 30, 2005 and August 11, 2006 (the “Schedule 13D”), with respect to the shares of common stock, par value $0.0001 per share (the “Shares”), of Sizeler Property Investors, Inc., a Maryland corporation (the “Issuer”). Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:

CUSIP No. 830137105	13D/A	Page 6 of 11 pages

Item 4. Purpose of Transaction.

This Schedule 13D is being filed pursuant to Rule 13d-1(e) under the Securities Exchange Act of 1934. The Reporting Persons previously filed a Schedule 13G on March 22, 2005 to report the acquisition of the Shares. On October 24, 2005, the Reporting Persons sent a letter to the Board of Directors of the Issuer (the “October 24th Letter”). A copy of the October 24th Letter is attached to the Schedule 13D as Exhibit A and is incorporated herein by reference. On November 3, 2005, the Reporting Persons sent a letter to the Board of Directors of the Issuer (the “November 3rd Letter”). A copy of the November 3rd Letter is attached to the the Schedule 13D as Exhibit B and is incorporated herein by reference. On November 29, 2005, the Reporting Persons sent a letter to the Board of Directors of the Issuer (the “November 29th Letter”). A copy of the November 29th Letter is attached to the Schedule 13D as Exhibit C and is incorporated herein by reference. On August 10, 2006, the Reporting Persons sent a letter to the Board of Directors of the Issuer (the “August 10th Letter”). A copy of the August 10th Letter is attached to the Schedule 13D as Exhibit D and is incorporated herein by reference. In addition, on August 10, 2006, the Reporting Persons issued a press release related to the August 10th Letter, a copy of which is attached to the Schedule 13D as Exhibit E and is incorporated herein by reference. On August 14, 2006, the Reporting Persons sent a letter to the Board of Directors of the Issuer (the “August 14th Letter”). A copy of the August 14th Letter is attached hereto as Exhibit F and is incorporated herein by reference. In addition, on August 14, 2006, the Reporting Persons issued a press release related to the August 14th Letter, a copy of which is attached hereto as Exhibit G and is incorporated herein by reference.

CUSIP No. 830137105	13D/A	Page 7 of 11 pages

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits to this Schedule 13D:

Exhibit A	Letter to the Board of Directors of Sizeler Property Investors, Inc., dated October 24, 2005.*

Exhibit B	Letter to the Board of Directors of Sizeler Property Investors, Inc., dated November 3, 2005.**

Exhibit C	Letter to the Board of Directors of Sizeler Property Investors, Inc., dated November 29, 2005.***

Exhibit D	Letter to the Board of Directors of Sizeler Property Investors, Inc., dated August 10, 2006.****

Exhibit E	Press Release, dated August 10, 2006.****

Exhibit F	Letter to Board of Directors of Sizeler Property Investors, dated August 14, 2006.

Exhibit G	Press Release, dated August 14, 2006.

Exhibit H	Schedule of Transactions in Shares of the Issuer.****

Exhibit I	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.*

*	Previously filed with the Schedule 13D on October 24, 2005.
**	Previously filed with the Schedule 13D/A on November 3, 2005.
***	Previously filed with the Schedule 13D/A on November 30, 2005.
****	Previously filed with the Schedule 13D/A on August 11, 2006.

CUSIP No. 830137105	13D/A	Page 8 of 11 pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

Date: August 15, 2006	MERCURY REAL ESTATE ADVISORS LLC

/s/ Malcolm F. MacLean IV Signature

Malcolm F. MacLean IV, Managing Member
Name/Title

/s/ Malcolm F. MacLean IV Signature

/s/ David R. Jarvis Signature

CUSIP No. 830137105	13D/A	Page 9 of 11 pages

EXHIBIT INDEX

Exhibit A	Letter to the Board of Directors of Sizeler Property Investors, Inc., dated October 24, 2005.*

Exhibit B	Letter to the Board of Directors of Sizeler Property Investors, Inc., dated November 3, 2005.**

Exhibit C	Letter to the Board of Directors of Sizeler Property Investors, Inc., dated November 29, 2005.***

Exhibit D	Letter to the Board of Directors of Sizeler Property Investors, Inc., dated August 10, 2006.****

Exhibit E	Press Release, dated August 10, 2006.****

Exhibit F	Letter to Board of Directors of Sizeler Property Investors, dated August 14, 2006.

Exhibit G	Press Release, dated August 14, 2006.

Exhibit H	Schedule of Transactions in Shares of the Issuer.****

Exhibit I	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.*

*	Previously filed with the Schedule 13D on October 24, 2005.
**	Previously filed with the Schedule 13D/A on November 3, 2005.
***	Previously filed with the Schedule 13D/A on November 30, 2005.
****	Previously filed with the Schedule 13D/A on August 11, 2006.

CUSIP No. 830137105	13D/A	Page 10 of 11 pages

Exhibit F

MERCURY REAL ESTATE ADVISORS LLC

100 Field Point Road

Greenwich, Connecticut 06830

August 14, 2006

Sizeler Property Investors, Inc.

Attn: The Board of Directors

2542 Williams Boulevard

Kenner, Louisiana 70062

Gentlemen:

It is clear that, in addition to ourselves, there are other large shareholders of Sizeler Property Investors, Inc. (“Sizeler” or the “Company”) that strongly oppose the proposed sale of the Company to Revenue Properties, Inc. based on the inadequate offer price as well as the incestuous relationship between Mark Tanz, the Chairman of the Board of Directors, and the management team of Revenue Properties, Inc. This strong opposition should alert you that acceptance of the proposed offer, which smacks of conflicts of interest and questionable dealings, would be a serious dereliction of your fiduciary duties.

We firmly believe that value would be maximized for Sizeler shareholders in the fairest and most objective way possible if all of the Company’s assets were placed into a liquidating trust and consequently sold asset-by-asset. In our opinion, this process would generate liquidation proceeds per share significantly in excess of the $15.10 per share offer price proposed by Revenue Properties. A number of REITs have followed this liquidation strategy recently, including: Atlantic Realty Trust, Inc.; Century Realty Trust; AmeriVest Properties Inc.; Golf Trust of America, Inc.; Wellsford Real Properties, Inc. and Malan Realty Investors, Inc.

We demand that the Board of Directors reject the proposed offer by Revenue Properties and immediately place all of Sizeler’s assets into a liquidating trust as described. In this fashion, all of the current shareholders will reap the full value of the Company’s assets, not just its current Chairman and his cronies. We refuse to allow Mr. Tanz to underhandedly sell the Company on the cheap to his friends at Revenue Properties and will pursue all options at our disposal to stop their ill-conceived scheme.

Very truly yours,

MERCURY REAL ESTATE ADVISORS LLC

David R. Jarvis	Malcolm F. MacLean IV
Chief Executive Officer	President

CUSIP No. 830137105	13D/A	Page 11 of 11 pages

Exhibit G

FOR IMMEDIATE RELEASE

MERCURY DEMANDS LIQUIDATION

GREENWICH, CT, August 14, 2006 — Mercury Real Estate Advisors LLC, an affiliate of Mercury Partners LLC, a real estate investment management company based in Greenwich, CT, sent the following letter today to Sizeler Property Investors, Inc.’s (NYSE: SIZ) Board of Directors.

MERCURY REAL ESTATE ADVISORS LLC

100 Field Point Road

Greenwich, Connecticut 06830

August 14, 2006

Sizeler Property Investors, Inc.

Attn: The Board of Directors

2542 Williams Boulevard

Kenner, Louisiana 70062

Gentlemen:

It is clear that, in addition to ourselves, there are other large shareholders of Sizeler Property Investors, Inc. (“Sizeler” or the “Company”) that strongly oppose the proposed sale of the Company to Revenue Properties, Inc. based on the inadequate offer price as well as the incestuous relationship between Mark Tanz, the Chairman of the Board of Directors, and the management team of Revenue Properties, Inc. This strong opposition should alert you that acceptance of the proposed offer, which smacks of conflicts of interest and questionable dealings, would be a serious dereliction of your fiduciary duties.

We firmly believe that value would be maximized for Sizeler shareholders in the fairest and most objective way possible if all of the Company’s assets were placed into a liquidating trust and consequently sold asset-by-asset. In our opinion, this process would generate liquidation proceeds per share significantly in excess of the $15.10 per share offer price proposed by Revenue Properties. A number of REITs have followed this liquidation strategy recently, including: Atlantic Realty Trust, Inc.; Century Realty Trust; AmeriVest Properties Inc.; Golf Trust of America, Inc.; Wellsford Real Properties, Inc. and Malan Realty Investors, Inc.

We demand that the Board of Directors reject the proposed offer by Revenue Properties and immediately place all of Sizeler’s assets into a liquidating trust as described. In this fashion, all of the current shareholders will reap the full value of the Company’s assets, not just its current Chairman and his cronies. We refuse to allow Mr. Tanz to underhandedly sell the Company on the cheap to his friends at Revenue Properties and will pursue all options at our disposal to stop their ill-conceived scheme.

Very truly yours,

MERCURY REAL ESTATE ADVISORS LLC

David R. Jarvis	Malcolm F. MacLean IV
Chief Executive Officer	President